Exhibit 3.2

APPLICATION FOR AUTHORITY

OF

GROVE HOUSE FUTURES FUND LLC

Under Section 802 of the Limited Liability Company Law

FIRST:  The name of the limited liability company is Grove House Futures Fund LLC.

SECOND:  The jurisdiction of organization of the limited liability company is Delaware.  The date of its organization is August 7, 2012.

THIRD:  The county within this state in which the office of the limited liability company is to be located is New York.

FOURTH:  The Secretary of State is designated as the agent of the limited liability company upon whom process against the limited liability company may be served.  The address within or without this state to which the Secretary of State shall mail a copy of any process served against the limited liability company is: 1285 Avenue of the Americas, New York, New York 10019 Attn: Daryl Dewbrey.

FIFTH:  The address of the office required to be maintained in the jurisdiction of its formation is c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.

SIXTH:  The foreign limited liability company is in existence in its jurisdiction of formation at the time of filing of this application.

SEVENTH:  The name and address of the Secretary of State or other authorized official in its jurisdiction of organization where a copy of its articles of organization is filed is Delaware Secretary of State, Division of Corporations, John G. Townsend Building, 401 Federal Street, Suite 4, Dover, Delaware 19901.

IN WITNESS WHEREOF, I have subscribed this document on the date set forth below and do hereby affirm, under the penalties of perjury, that the statements contained therein have been examined by me and are true and correct.

Executed on this 9th day of August, 2012.

/s/ Daryl Dewbrey
Name:	Daryl Dewbrey
Title:	Authorized Person